UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of The
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 31, 2006

IRWIN FINANCIAL CORPORATION
EMPLOYEES' SAVINGS PLAN

(full title of the Plan)
Commission File No. 33-32783

IRWIN MORTGAGE CORPORATION RETIREMENT
AND PROFIT SHARING PLAN

(full title of the Plan)
Commission File No. 33-25931

IRWIN FINANCIAL CORPORATION

(Exact name of registrant as specified in its charter)

INDIANA	0-6835	35-1286807
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

500 Washington Street
Columbus, Indiana 47201

(Address of principal executive offices and Zip Code)
Registrant's telephone number, including area code: **(812) 376-1909**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17CFR 240.13e-4(c))

ITEM 4.01. CHANGES IN REGISTRANT'S CERTIFYING ACCOUNTANT.

On March 28, 2006, the Audit and Risk Management Committee of the Board of Directors of Irwin Financial Corporation selected Ernst & Young LLP, and on March 31, 2006 Ernst & Young LLP accepted the engagement as the independent registered public accounting firm to audit the Irwin Financial Corporation Employees' Savings Plan and the Irwin Mortgage Corporation Retirement and Profit Sharing Plan (together, the "Plans") for the year ended December 31, 2005 and the year ending December 31, 2006.

During the Plans' two most recent fiscal years and subsequent interim period prior to engaging Ernst & Young LLP, Ernst & Young LLP has not been consulted on behalf of the Plans regarding either: (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Plans' financial statements, and Ernst & Young LLP did not provide either a written report or oral advice regarding the Plans that Ernst & Young LLP concluded was an important factor considered by the Plans in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a "disagreement" or a "reportable event," as such terms are defined in Item 304 of Regulation S-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

IRWIN FINANCIAL CORPORATION
(Registrant)

Date: April 3, 2006   By: /s/ Gregory F. Ehlinger
_____

GREGORY F. EHLINGER
Senior Vice President and Chief
Financial Officer